UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Amwest Insurance Group Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                    032345100
                -------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 7 pages

CUSIP NO. 032345100

1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Markel Corporation
      54-0292420

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)   SEC Use Only . . . . . . . . . . . . . . . . . . . .

4)   Citizenship or Place of Organization         Virginia Corporation

Number of Shares                 (5)  Sole Voting Power                  185,500
Beneficially Owned
by Each Reporting                (6)  Shared Voting Power                    -0-
Person With
                                 (7)  Sole Dispositive Power             185,500

                                 (8)  Shared Dispositive Power            31,300

9)   Aggregate Amount Beneficially Owned by Each Reporting Person        216,800

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares  (See Instructions) . . . . . . . . . . . . .

11) Percent of Class Represented by Amount in Row 9         9.2%

12) Type of Reporting Person  (See Instructions)        HC,  CO















                                Page 2 of 7 pages

CUSIP NO.  032345100                        13G                Page 3 of 7 Pages





Item 1 (a).       Name of Issuer:

                  Amwest Insurance Group, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  6320 Canoga Avenue
                  Suite 300
                  Woodland Hills, California   91367

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  032345100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G). (Note: See
                  Item 7).

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:   216,800

                  (b)      Percent of Class:    9.2%

CUSIP NO. 032345100                         13G                Page 4 of 7 Pages




                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote: 185,500

                           (ii)  shared power to vote or to direct the vote:   0

                           (iii) sole power to dispose or to direct the
                                 disposition of:   185,500

                           (iv)  shared power to dispose or to direct the
                                 disposition of:   31,300

Item 5.                    Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Essex Insurance Company, Evanston Insurance Company (each subsidiaries of Markel Corporation) and certain other investors advised by Markel Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Investors Title Company. The interest of each of such persons relates to less than five percent of the Common Stock of Amwest Insurance Group Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.                    Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 032345100                         13G                Page 5 of 7 Pages





                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date:            February 6, 1996


                           Signature:       /s/  Alan I. Kirshner


                           Title:           Chairman

CUSIP NO. 032345100                         13G                Page 6 of 7 Pages




                                                                       EXHIBIT A


                                  SCHEDULE 13G


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation,("Markel Gayner") 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 216,800 shares or 9.2% of the outstanding Common Stock of Amwest Insurance Group Inc. (the "Company") as a result of acting as investment adviser to Essex Insurance Company, Evanston Insurance Company (each wholly owned subsidiaries of Markel Corporation) and certain other investors.

Markel Corporation, through its control of Markel Gayner, Essex Insurance Company and Evanston Insurance Company, has sole power to direct the voting and disposition of shares of Common Stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of Common Stock of the Company held by certain other investors advised by Markel Gayner.

CUSIP NO. 032345100                         13G                Page 7 of 7 Pages



                                                                       EXHIBIT B



                             RULE 13d-1(f) AGREEMENT


The undersigned persons on this 6th day of February, 1996, agree and consent to the joint filing on their behalf of this Amendment No. 1 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Investors Title Company.



                                    MARKEL CORPORATION


                                    By:     /s/  Alan I. Kirshner
                                    Title:  Chairman


                                    ESSEX INSURANCE COMPANY


                                    By:     /s/  Alan I. Kirshner
                                    Title:  Chairman



                                    EVANSTON INSURANCE COMPANY


                                    By:     /s/ Anthony F. Markel
                                    Title:  Chairman and Chief Executive Officer



                                    MARKEL GAYNER ASSET MANAGEMENT CORPORATION


                                    By:     /s/  Thomas S. Gayner
                                    Title:  President